UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: November 4, 2011
Commission File Number: 001-33701
Fly Leasing Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

Exhibit	Title
99.1	Fly Leasing Limited’s interim report for the quarter ended September 30, 2011.
This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-163036), first filed with the Securities and Exchange Commission on November 10, 2009; and Registration Statement on Form S-8, as amended (Reg. No. 333-166667), first filed with the Securities and Exchange Commission on May 7, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)
Date: November 4, 2011	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title
99.1	Fly Leasing Limited’s interim report for the quarter ended September 30, 2011.

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